

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Bryan Kobel
Chief Executive Officer
TC BioPharm (Holdings) plc
Maxim 1, 2 Parklands Way
Holytown, Motherwell, ML1 4WR
Scotland, United Kingdom

>   **Re: TC BioPharm (Holdings) plc**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 10, 2023**
>   **CIK No. 0001872812**

Dear Bryan Kobel:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Richard A. Friedman, Esq.